SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PAYMENT OF INTEREST ON CAPITAL STOCK

A) The Board of Directors of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. ("Unibanco") and of UNIBANCO HOLDINGS S.A. ("Unibanco Holdings") approved, on the present date, as proposed by their respective Boards of Officers on July 11th, 2008:

I. The payment of Quarterly Interests, relating to the second quarter of 2008, in the gross total amounts of R$113.3 million and R$54.8 million, and net total amounts of R$96.3 million and R$46.6 million, respectively to Unibanco and Unibanco Holdings, to be made on July 31st, 2008.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2008, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 48 of the by-laws of Unibanco and of article 36 of the by-laws of Unibanco Holdings.

As per the proposals approved by the respective Boards of Directors, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net amount	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

II. The payment of interest on capital stock, qualified as complementary to the interest on capital declared and paid referred to the profit relating to the first semester of 2008, in the gross total amounts of R$351.7 million and R$167.3 million, and net total amounts of R$298.9 million and R$142.2 million, respectively to Unibanco and Unibanco Holdings, to be made on July 31st, 2008.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2008, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 48 of the by-laws of Unibanco and of the article 36 of the by-laws of Unibanco Holdings.

As per the proposals approved by the respective Boards of Directors, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.1205222	0.1325744	0.1031052	0.1031052	0.2356796	2.3567960
Net amount	0.1024439	0.1126882	0.0876394	0.0876394	0.2003276	2.0032760

(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

III. Considering the payments described in items (I) and (II) above, the total amounts to be paid as interests on capital stock on July 31st, 2008 are the gross amounts of R$465.0 million and R$222.1 million, and the net amounts of R$395.3 million and R$188.8 million, respectively to Unibanco and Unibanco Holdings. Such values correspond to the sum of: (I) quarterly interests relating to the second quarter of 2008 of Unibanco and Unibanco Holdings; (II) complementary interest on capital relating to the first semester of 2008 of Unibanco and Unibanco Holdings.

As per the proposals approved by the respective Boards of Directors, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.1593457	0.1752803	0.1368685	0.1368685	0.3121488	3.1214880
Net amount	0.1354439	0.1489882	0.1163382	0.1163382	0.2653264	2.6532640

(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) currently corresponds to 10 Units.

B) The payment of the due amounts, pursuant to the table above, shall be made according to the procedures and places set forth below:

1. GDSs’ holders:
The payment shall be made directly to the foreign depositary bank – Bank of New York – which will forward it to the entitled shareholders.

2. Other shareholders:

2.1. Shareholders who are Unibanco’s registered account holders:
The payment shall be made by means of credit in the respective current accounts.

2.2. Shareholders who hold current accounts in other banks, that have already provided Unibanco with the name of the bank, its branch and current account numbers: The payment shall be made by means of eletronic transfer (DOC/ TED), according to the respective amounts.

2.3. Shareholders whose shares are deposited in the São Paulo Stock Exchange’s custody:
The payment will be made directly to the São Paulo Stock Exchange, which shall forward such amounts to the entitled shareholders, by means of the depositary brokers.

2.4. Shareholders for whom the above mentioned situations are not applicable:
The payment shall be made at any Unibanco's branch at their convenience upon presentation and delivery of certified copies of the Identity Card (RG) and Tax Enrollment Card (CPF) of the shareholder. In case the amounts need to be withdrawn by a third party, it will be requested, in addition of certified copies of the Identity Card (RG) and Tax Enrollment Card (CPF) of the owner of the amounts, the presentation of a power of attorney registered by public instrument and granted within at least one month ago, with specific powers.

2.5. Shareholders who hold bearer share certificates which still have not been converted to the book-entry system:
The payment will be made upon delivery of the respective certificates for mandatory conversion.

2.5.1. Assistance to the conversion will be provided by our Shareholders Assistance department in the address set forth below, or in Unibanco’s branches, where shareholders bearer of share deposit certificates shall attend and present the respective certificates, as well as certified copies of the Identity Card (RG), Tax Enrollment Card (CPF) and an adequate proof of the shareholder’s address.
Shareholders Assistance department: São Paulo - SP: Av. Paulista, 1,337 - 20th floor – Cerqueira Cesar.

2.5.2. For all other locations, such assistance shall be made at Unibanco’s branches.

C) As per the approved proposals

In Brazil, the date of July 21st, 2008, will be considered as “Record Date” for the purpose of determining the right to receive the payment of interest on capital stock which will occur on July 31st, 2008. Unibanco’s and Unibanco Holdings’ shares and Units will be traded ex-interest on capital stock from July 22nd, 2008 on.

In the United States of America, July 24th, 2008 will be considered as “Record Date” for the purpose of attending the obligation assumed by the GDS program maintained by the Companies. The GDSs will be traded ex-interest on capital stock from July 22nd, 2008 on.

São Paulo, July 21st, 2008.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

     For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Av. Nações Unidas, 8.501 – 13th floor, SP 05425-070 - Brazil
Tel.: (55 11) 3905-1980 / Fax: (55 11) 3905-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese.
If there is any discrepancy between such versions, the Portuguese version shall prevail.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 21, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.